UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F      X                    Form 40-F  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

EXPLANATORY NOTE

This Form 6-K/A is being filed by Intertape Polymer Group Inc. (the “Company”) as an amendment to the Form 6-K dated March 23, 2011 and attached Press Release reporting 2010 fourth quarter and annual results (the “Press Release”).  This Form 6-K/A is being filed by the Company in order to replace the incorrect financial tables inadvertently attached to the Press Release.

Attached is an amended and restated version of the Press Release with the correct financial tables attached.  This Press Release supersedes the Press Release filed with the Form 6-K filed March 23, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  March 24, 2011

By: /s/ Gregory A.C. Yull_______________________

       Gregory A.C. Yull, President & Chief Executive Officer

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